EXHIBIT 99.3

Infosys Technologies

Annual Results Press Conference

April 14, 2006

Female Speaker

Hello everyone, a very warm welcome to you all. This annual results press conference is special to us as it falls in the 25 th year of our operation. To take you down memory lane and to present his vision for Infosys it is our pleasure to have with us our Chairman and Chief Mentor Mr. N. R. Narayana Murthy, over to Mr. Murthy.

N. R. Narayana Murthy

Well folks when I stepped off the train in Bulgaria in 1974 after being completely disillusioned with communism and leftism and after I realized that entrepreneurship, free enterprise, opportunities for everybody, would be perhaps the best model. To be standing here today reminiscing over the extraordinary journey that we have had during the last 25 years is indeed a great privilege. When we set out we didn't set any benchmarks in terms of revenues, in terms of profits, in terms of market capitalization or stock price. What we did say right from day one was we will seek respect, respect from customers, respect from employees, respect from vendor partners, respect from investors, respect from the Government of the land and from the society, and I am glad that the 50 plus thousand strong team of Infosys people have embraced this philosophy and now it's become the part of DNA. Infosys in this journey of 25 years has gone through several wonderful moments, the first customer, the first non-founder employee to join us, the first computer that we imported, moving to the electronic city, the listing on Bombay stock exchange, of course listing on Nasdaq, like this there have been many many such positive things.

These events did give us pleasure, but more important than all these things there are a few things that this company has done and that have brought us tremendous pleasure and that is, Infosys stands as a shining example of all the good that came from the economic reforms unleashed by our current Prime Minister and then Finance Minister Dr. Manmohan Singh in 1991. Second, we have raised the confidence and the enthusiasm of hundreds of thousands of entrepreneurs in the country that they too can succeed. Third, we have raised the level of corporate governance in the country. Fourth we have demonstrated that it is possible to be headquartered in India yet compete with the best global corporations, and of course I can go on and on and on but another important concept that we propounded is the democratization of wealth. I think when looking at all these thinks I do believe that these 25 years of Infosys has been a wonderful journey, it's been intense, it's been passionate, it's been hectic, an d of course rewarding. I would say on this occasion, I would like to thank every one of these 50,000 plus people who made this journey a wonderful journey.

After this, Nandan will make the presentation, but what we will do in the Q&A if you have any questions on this journey or outside of Infosys certainly I will answer, but the Infosys part Nandan, Kris, Mohan, and others will answer. Thank you.

Nandan Nilekani

Thank you Mr. Murthy, and let me now get to the business performance of the company. I will speak about the highlights and the financial performance and then Kris will talk about operational performance up to CapEx and infrastructure, then I will come back and talk about senior management changes and our outlook and summary for the future.

I think this year as Mr. Murthy also mentioned is really a momentous year, it's the silver jubilee year of Infosys and it has been 25 years, and as he mentioned it has been really a landmark in many, many ways.

On the business front our revenues for the year crossed $2 billion, and as we have said in our press release, you know, the first billion took us 23 years, the second billion took us 23 months. Also the employee head count now has - across all Infosys group companies has crossed 50,000. So we have more than 50,000 employees, and as we have mentioned in our press release we have a plan to hire 25,000 people gross in this financial year. We also have a cash and cash equivalent exceeding $1 billion.

Now, given the fact that this is a silver jubilee and a special milestone for Infosys the Board of Directors has recommended 1:1 bonus issue for all share holders including ADR holders. Apart from that again to commemorate the silver jubilee the board has recommended a special dividend of Rs. 30 per share. Apart from this special dividend of Rs. 30 per share the board has also recommended a final dividend of Rs. 8.50 per share. Now the interim dividend we gave 6 months back was 6.50 per share, so the total dividend for the year will be Rs. 15 per share on the ordinary account and another Rs. 30 per share on the special account, so the total will be Rs. 45 per share dividend for the year.

Now, the financial performance of the firm this quarter, our income in Indian GAAP has grown at 32.1%, our net profits have grown at 20.6%. Under the US GAAP the revenues have grown at 30.3%, and the net income at 19.7%. The new clients added are 38 and part of this is because of some exceptional income last year that we had. New clients added are 38. Our repeat business is 92.1%, and at the end of the period we have 52,715 employees, and we had this quarter added a gross addition of 5170 and a net addition of 3293 employees.

The income for the quarter was 2824 crores and the PAT after exceptional item and with minority interest was 673 crores. The income on the US GAAP annually was 9521 crores and the PAT is also there. Now the total balance sheet size is 7034 crores and as you can see we mentioned that we have cash and cash equivalents of over $1 billion.

With that I request my colleague Kris Gopalakrishnan to give some of the highlights of the company's performance.

Kris Gopalakrishnan

Thank you Nandan, and good afternoon to every one of you. Europe continues to be strong from a geographic perspective. Europe has grown from 24.9% of revenues to 25.5% of revenues. We have all round growth, but Europe especially stands out from a geography perspective.

When we look at the utilization we have always said that our target utilization excluding trainees should be the high 70's and the low 80's. This quarters the utilization excluding trainees is 77%. We added significant number of people as Nandan already told you.

Fixed price versus time and material is almost similar, 27% from fixed priced projects and 73% from time and material projects.

Our onsite-offshore mix from a revenue perspective is 49.3 onsite, 50.7 offshore. From an effort basis 32% of our effort is spent onsite and 68% is spent offshore. This is in line with the numbers we target. This is for the services part of our business.

The most important I think confidence we have in the business comes from how we have grown our relationship with our accounts, with our clients. We have 221 million-dollar relationships today. We have 54 ten-million dollar relationships, it has grown from 51. We have 9 fifty-million dollar relationships, and one client giving us more than 90 million dollar of revenue. The top client contributes 4.7% of revenue, the top five clients 18.6, and the top ten clients 31%. So all the top 10 clients have grown this quarter.

Now going into specifics, we added 38 new clients, nine clients as I said contributed more than $50 million of business. Now Progeon began a long-term business process outsourcing engagement in the master data management, customer data integration, and product information management for a global consumer electronic brand. In fact on the consumer electronic hi tech space, Progeon is specializing in distributed order management as a specialty service and this is really creating a niche for Progeon in this space.

As usual we have growth in all the verticals, I will not go into each one of them, but you know some of the highlights, for another consumer electronic major we are creating an SAP business warehouse platform. For a leading US hardware corporate with international operations in 70 countries, we are partnering with them to look at consulting, business application and system integration services, which will enable the company to compete more effectively. For one of the oldest and largest American private wealth management organization, we are again building a core enterprise data warehouse so that they can get a unified view of their customers. Europe as I said is a significant growth engine for Infosys, so for a provider of specialized products in engineering solutions, you know, we are working closely with this company. Finacle continues to make inroads and adding new clients, for example Banco Continental thePanama, which is headquartered of course in Panama, has selected Finacle univers al banking solution.

Nandan talked about the human resources of the 52,715 employees, we have 49,495 software professionals. The number of experienced hires this quarter is almost close to double what we added in Q3, 1620 people. Infosys today has 5.3 million or 53 lakh square feet of space under construction, which will allow us to accommodate another 20,000 professionals. Currently we have capacity for about 42,000 software professionals. 275 crores was incurred during the quarter and a total of 1090 crores was spent in this financial year.

Now I will hand it back to Nandan to continue the presentation.

Nandan Nilekani

Let we now go to some senior management changes. My friend Mohandas Pai, who has been the Member of the Board and CFO for the last 12 years will be stepping down from his position as CFO as of April 30 th. As you know, Mohan has been one of the finest CFO's in the country, one of the finest finance professionals in the country, but unlike many of them who may not have a multitude of interest, Mohan also has huge interest, he has not only led our charge on the finance side he has been incharge of infrastructure, our facilities, and recently he has taken over charge of human resources and education and research. Now, this is in a sense I think the kind of importance we give to human resources and ENR, because essentially his job is moving from financial capital to human capital, right Mohan, and that is what we think is very important step. Now Mohan has, I remember after Murthy and I talked about Mohan joining Infosys, we figured that the best way to Mohan's heart was through h is stomach, so I promptly had a lunch with him at a now defunct restaurant called Princes on Brigade Road, and over mutton pepper fry and prawns, I managed to convince him that he should be part of the Infosys family and I think that was one of the best decisions that we have ever made in our life. I think he has been of phenomenal contribution to Infosys, and really when we look at so many of the things he has done on the finance side, our going to US GAAP, our going to quarterly reporting, the enormous transparency and accountability we brought in through our annual reports and our website, the listing on the Nasdaq, everyone of those things Mohan has been the leader and at the flagship of that. So I think he has done a fantastic contribution there and we are convinced that in his new role as head of HR and ENR, he will continue to make a huge seminal contribution to the firm because frankly as we look forward the challenge that we have and many other Indian firms have is human capital, ho w do we make sure there are adequate people in the country, how do we make sure there is adequate quality, how do we make sure that we have enough people with a right kind of skills to achieve our transformational goals, so the whole human resources and education function is very very important, very strategy for our future, and we are indeed delighted that Mohan will take charge of that, and we wish him all the best in that role.

At the same time, I would like to welcome my friend Balakrishnan, who is the Senior Vice President - Finance, and Company Secretary. I do not have that many exciting stories about the dinners I have had with him because I remember he and I went on the first road show in 99', and you know I made sure that every night he got his thair sadam and all that stuff, so its a bit of difference, certainly on the cuisine side there is a bit of difference but otherwise I think Bala is phenomenal finance professional, he has again been very solid person in Infosys and he is not a person that you argue with because he knows all the answers, so I do not normally even ask him, I just do what he says, and he has done a fantastic job and I think we are very delighted and proud that he is now taking over as CFO, and I am sure that under his leadership the finance function in Infosys will go from strength to strength. So I think this is a very important transition, I think we have Mohan going on for new exciting role and we have another very talented Bala coming into a role of CFO and this is something that we are all very happy with, it is something that has been well thought through, its very much in the philosophy of Infosys which Murthy had enumerated which is that we must continue to give opportunity for younger people, that ultimately it is about creating a team of leaders, it is about creating a broad set of people who can lead the company, it is about giving people a chance to have their place in the sun, you know, at the prime of their career, so its all part of that philosophy and indeed proud of this decision and we think that it is excellent to the Company.

With that I will come to the outlook for the future, yes, let me just add, since it was not on the presentation, we have as you know a couple of changes on the external board side, Senator Pressler will not be seeking re-election in our AGM, though he was due for re-election because we have mandatory retirement age of 65 for non-executive directors on the board, so he is approaching 65 so he felt and we all agreed that he has reached the age of retirement and so he is not seeking reappointment, and as you know we have a philosophy that we want our board to consist of the best and the brightest from across the world because we want to create a truly diverse and high performance board and we were very, very fortunate that we have Jeff Lehman. Jeff Lehman is again an extraordinary individual, he is BA in Maths from Cornell, he is a lawyer, he has fought some very path breaking cases in the US on affirmative action, he was president of Cornell and today he is involved with Think Tank in Washington as well as with Beijing University. So clearly he is an outstanding person and he will be joining the board and he will be put up for confirmation at AGM this year. So that's the change at the board level.

Let me just say that on the income Indian GAAP side the income has on a year-to-year growth of 35-36% is what we expect for the quarter ended June 30, 2006, and similarly we expect earnings per share between 24.76 to 25.20 for the quarter, which again is a year-to-year growth of between 26 to 28%. For the full year ending March 31, 2007, we expect income from ordinary activities to be between 12,254 crores to 12,446 crores, which as you know is a growth rate of between 29 to 31%, so that is the growth that we are anticipating today on April 14 th for the year ending March 31, 2007. And similarly we expect the earnings per share from ordinary activities to be between Rs. 113 to 115 which is growth rate of 26% to 28%. And we think that this is great rate both on top line and bottom line that we are in a position to commit to today in April.

With this let we just come to the summary, we believe that the global IT services industry is showing signs of growth. We believe that our customers are willing to spend on IT, and specifically they are willing to look at our global model of IT services to get better value for money, better quality and less time to market. We believe that Infosys has a very strong unique position to take advantage of this opportunity. Our clients have responded very enthusiastically to our one Infy service offering. What we have done in one Infy is to look at our whole breadth of services ranging from consulting to IT to you know application integration through BPO and make sure that our customers get an end to end seamless offering, so customers have liked our idea and have responded enthusiastically. As you know in the last one or two years under the leadership of Shibu, Srinath, Mohan, Kris and others, there has been a strong focus on enhancing the skills and competencies and building the domain knowledge, and all thos e initiatives are now bearing fruit. We also believe that over the last several years we have put in very strong financial controls, put in strong risk management practices, and we have invested in the business. We have invested in our business in many ways in terms of our infrastructure, our technology, our investment in consulting, our investment in China, investment in Progeon, our acquisition in Australia, investment in our strategic sourcing group, our investment in solutions, so many things we have done. I think those investments are all beginning to pay off. We also believe that the strength of Infosys is that we have built a high performance supply chain capability and underlying that is the huge investment in systems and processes. And we think that this investment in systems and processes, which is quite substantial, we are able to leverage all our capabilities and provide superior services to our clients. We also believe that we have a very robust financial model, which has consistently enabled us to meet the challenges of our growth and profitability, at the same time making sure that customers are satisfied, employees are satisfied, and society is satisfied. So clearly we have tried to make sure that stake holder expectations are met.

So this is the summary of the performance, the future guidance and other things, with that we come to the end of the formal part of the presentation. We are very fortunate that Murthy is here, he is a rare person in these meetings, so I think it is a signal how important he feels today is as a day when Infosys reached 25 years, as a day when Infosys has crossed $2 billion. So I will welcome questions from all of you. Thank you.

Male participant

A question to Mohan, what kind of middle management pressure did you see last fiscal?

Mohandas Pai

Well, we did not see any greater pressure than we saw in the previous years despite that famous report, which was rectified in another report which came subsequently. What we are seeing essentially in the middle management is that the depth and width of services that we deliver call for a greater degree of domain rich and technology rich people there; and this calls for a different kind of hiring. Since we handle increasingly complex work across more verticals and horizontals, matching people with the demand for the skills at the right time is indeed a challenge, we are doing it very well. Like Shibu said in the interview, maybe 98-99% of the time we do very well and for 1% of course we may not get the right skills. We handle about four and half to five thousand projects a year. Not more than six to seven projects go bad in a year and that's an incredible track record for any service company any part of the world. So I think in the middle management we are comfortably placed. We have an algori thm for the number of people we need in the middle management and the senior management and at the junior levels, and we are with in the algorithm that we set for ourselves. We moved to a role based organization where we have mapped the competencies required for each role and we make sure that we hire the people to match the competency.

Female Participant

Last year you posted growth of 47% year on year, this year it is 35%, and for the next fiscal it is about 29 to 31%, what does this mean? Your growth rates are diminishing, so what does it mean, is it because of your size or...?

Nandan Nilekani

No, I think it doesn't mean anything, I think the fact of the matter is that on a base of $2.15 billion on April 14 of the financial year, the fact that we can stand up and say that we will achieve 28 to 30 percent growth in dollar terms, I think is a testimony to the business model, testimony to the supply chain, testimony to our customers, and testimony to the brand we have built. So I think its something which I think is a very robust growth and I think we should really understand that scaling up, you know, there are not many companies in the world that has scaled up at this level. We are adding 25,000 people next year. I think we have built some of the world's largest training campuses in the world, and the fact that we are able integrate these people, create value for customer. I think that is what we need to appreciate.

Arun

Hi, this is Arun from The Economic Times. This is regarding the senior management changes that you have announced, that was kind of bolt from the blue, Mr. Pai moving over to head the HR function. Could we have an idea as to what really triggered off this sudden move? And the second thing is, now that Mr. Pai moves over to the HR function, would he look at possibly joining boards of other companies as non-executive director? Only Mr. Murthy at this point of time sits on one media company's board, so you know, extending your concept of corporate governance to the rest of corporate India?

N. R. Narayana Murthy

I didn't talk about Mohan when I talked about this journey, and I think it is fair. Actually first of all as Kris pointed out, Mohan has been the head of HR if you remember for the last six months to nine months. Number two, this is a rare company. Nowhere else in the world would you see a 47-year-old person at the prime of his functioning, at the prime of his responsibility say that look I want a younger person, a 39-year-old person to take on this responsibility, to have a day in the sun, and I will move on to equally important challenges. I think this shows two things, one, how remarkable Mohan is. Second, the culture in this company of providing opportunities, as Nandan pointed out, to youngsters, supporting them, so that they can perform better than you. I think all of us should be frankly standing up and lauding this kind of thing, it is rare in the world. I have not seen any other corporation in the world do this. So in that sense I think its not coming as boltfrom the blue. The organization has a strong cadre of leadership, and I firstly feel that this is an extraordinary sacrifice in some sense that Mohan has made, and at the same time lets remember he is going to be busier than ever handling the human resources and education research, which are two extremely important functions of the organization. As we scale up, Nandan was talking about hiring 25,000 people this year on a gross basis, and making sure they are well trained, and making sure that good people are recruited is not an easy job, and as we move forward we will have years when we have to recruit 50,000 people, 75,000 people, all of that will devolve on Mohan's broad shoulders and strong shoulders. So I think it is a wonderful thing at the same time as Nandan said, Bala is an extraordinary guy, he is a vegetarian like me, but remember the most powerful animals are vegetarian. So I think this spirit of basking in the glory of somebody else is a rare thing, and I am very, very proud that a favorite person, Mohan is a favorite of mine, like him has demonstrated this thing.

On the issue of the Mohan becoming a fellow like me, mentoring and all of that, no, Mohan has actual job to do, let us be very, very clear. You will see Mohan working harder than ever, number one. Number two, he is not going after any media company like I am on. I think we have a rule that each Executive Director can be on one external board, so at this point of time he has not chosen, Nandan has not chosen, Kris has not chosen, Shibu has not chosen, Srinath has not chosen, so nobody has chosen, but as we move forward we want them to be at least on one board because we want them to learn from the experience of being Independent Directors, and that's a good thing, because we are executives - Executive Directors, so that's the only opportunity that Mohan may see, other than that there is nothing.

Participant

<speaker inaudible>

Nandan Nilekani

No, Bala will be the CFO, reporting into the CEO.

Male participant

I have a question to Mr. Nandan. This is regarding your proposal in Jaipur, Noida, Kolkata and Chandigarh, recently Mr. Pai had visited I believe, what is the status of it? And coming to your overseas projects like Australia and China, what is their contribution to your growth?

Nandan Nilekani

Well, we have met the Chief Minister of West Bengal and had a conversation with him. We are extremely impressed with what he is doing, and we think that the Indian renaissance in the 21 st century is going to start from Kolkata like it did in the 19 th century. It is a very exciting opportunity, and we are looking forward to talking to him again after the elections about the next step which we have to do. We have to take a decision internally and the decision will depend upon many things, so we have a continuing dialogue. As far as Jaipur is concerned we have been invited to come there, the Chief Minister is an extraordinary person who is setting up a large infrastructure, a 3000 acre SEZ is coming up, Progeon is already there. Depending upon the availability of infrastructure, we will take a decision there. These are the two places on the anvil that we have today.

As far as China, China has got 500 people as against a target of 800 to 1000 people, and China is still making losses. We are investing in the business. We thought it will break even, we hope in the next year it will break even as per the budget. Consulting is doing well, met the top line, invested in the business, bottom line is still a loss. Progeon has met its target of 85 million, at 24.5% is profitable, meeting its targets. Australia has met its targets and is profitable.

I think maybe I will request Shibu, who is the Chairman of Infosys China just to add something and may be Srinath on behalf of Dinesh can talk about Australia.

S. D. Shibulal

Last year in China we have made about $5 million. Our focus was on the local business. We are now starting to focus on the global business. We have a aggressive growth plan for this year and we are also recruiting locally.

Srinath

As far as Australia is concerned as you know that 2 years back we acquired this company, Expert Systems and created Infosys Australia, the first year was the integration and second year was the consolidation and we have met the targets, and this year we are on to the new business which is quite healthy in the pipeline.

Male participant

Hello, my question is to Mr. Nandan, I am from All India Radio. This is going by revenues, last year from the development we had 23.2% last year, whereas this it is 20.2%, about 3.1% less in development, whereas you got more revenue from maintenance, on the contrary you have added some 32 clients this year. So why there is less revenue from development, and are you facing any stiff competition...?

Kris Gopalakrishnan

There is no secular trend in terms of clients moving away from development or anything like that. We are focussed more on building up our package implementation practice, infrastructure management practice, system integration, broaden our portfolio much wider, hence from a percentage perspective development has come down. It has been a steady business for us, some of the work we are doing on an ongoing basis when you look at even maintenance, the smaller projects get classified under maintenance sometimes, so that's what is really happening here.

Male participant

From India, India operations I think your revenues also decreasing, not interested to do business in India?

Kris Gopalakrishnan

In India Finacle is the product which we sell, Finacle is doing very well as you know, Finacle is also selling very well outside India, so overall Finacle business is growing, but relatively different parts of the business grow at different rates and that is what is happening. So as a percentage you will see some differences, but Finacle group is also doing well.

Meera

Mr. Murthy, this is Meera from the Indian Express. I have two questions, one on attrition, what is the attrition rate at Progeon and at Infosys? Secondly you have gone on record expressing your appreciation for the new Chief Minister, given the events of the last two days... The question is you have gone on record appreciating the new Chief Minister for his efforts to promote infrastructure in the city, given the events of the last two days and your decision to move to Hyderabad, what is your view for Bangalore as a software hub?

Mohandas Pai

Infosys we had 11.2% on the LKM basis attrition, and in absolute number of people we had less people leaving this quarter than the previous quarter. Amitabh?

Amitabh

For Progeon we had an attrition of 40.2% it has grown - it is higher than last year, last year we did about 35 plus percentage in attrition. We are obviously looking at the problem, there are a lot of captive companies that have come to Bangalore which have seemed to have caused a bit of a problem for us. We expect to bring it down substantially this year.

N. R. Narayana Murthy

You know, first of all lets realize that we have a young Chief Minister, he is dynamic, he wants to improve. So I personally feel that it is the duty of all of us to stand up and support our leader, particularly when they want to improve. Now regarding Hyderabad, it is just that we, the corporation has to take quick decisions and make sure that infrastructure is available, people are available, etc, etc. So it is.. it so happened in this particular case that Hyderabad was able to offer us land earlier. So certainly we would start there, that's not to mean..., we are in Bangalore, we are in Mangalore, we are in Mysore, we have the large facility in Mysore, Mangalore is expanding, so it should not be seen as Bangalore versus Hyderabad. I think we want to grow in Hyderabad, we want to grow in Bangalore, we want to grow everywhere. You see Mohan is talking to the West Bengal Chief Minister. So on the issue of what is it that we can do to improve our infrastructure.. I think already the World Bank h as allotted some money to improve roads in Bangalore. The road on <word inaudible> is coming up here, I suppose we have to engage in dialogue with the government and make sure that it happens.

Raghu

I have a question here. This is Raghu from the Times, looking at your operating margins and profits for sequential numbers, there is a slight dip and as a result both the net profit and revenues have been a touch lower than the expectations, it would be nice if you could give some words for these numbers and say what exactly happened in Q4?

Mohandas Pai

Well in Q4 the rupee appreciated and impacted the operating profits by 1.3% of revenues, plus we had a 0.9% higher depreciation because of capitalization in the quarter compared to the previous quarter, plus we deliberately drove on the utilization lower and increased the number of people we hired compared to what we had said earlier and that increased our cost by 0.7% to make sure that we have adequate number of people fully trained to tackle the growth requirements in the first quarter. If you net off all this you find that the operating margins are almost similar. Last quarter we had a 10 million dollar increase in the operating profit because the rupee depreciated by about 2% and the impact of that was negative 12 million in the other income line. This time we had a 1.3% on approximately 600 million that is about $7.8 million decline in operating profits because of the rupee, and we had a negative of 3.5 million in the other income line. So this is entirely the impact of the rupee and higher depreciat ion, not anything to do with the secular margins.

Male participant

Mr. Murthy, Government of Karnataka was supposed to give 800 plus acres of land, and what is the position of it, have you got it or is it still on the paper. And second thing, what is the Rajkumar effect on the current IT trade?

Mohandas Pai

Well, we have a letter from the government. A government order saying that you can talk to KIADB about acquiring the area of land, and application is pending for some time. So I guess we have to look around for land, make sure the prices are reasonable and try to talk to KIADB to acquire it, it's still a long way off.

N. R. Narayana Murthy

As all of you know Rajkumar was an extraordinary person, a gentle person. He stood for the best in Kannada movies and culture. I personally felt that, the way things happened was not the way that we could pay tribute to somebody like him. I wish his fans, his supporters had realized it and not created the havoc that was created because he certainly deserves better farewell than what happened. It is all of us, I mean, I have watched his movies; we are all great fans of Rajkumar. So in that sense I think what has happened is really sad for Karnataka.

Chitra

Chitra from Bloomberg. I have two questions. One, what are your plans in terms of Progeon and Citi Group's stake in Progeon? Second, can you comment at all about your hiring plans, where you will be expanding? How many people you plan to add, all of that?

Amitabh

See we had been in talk to Citi from time to time on various options. We have not concluded yet, so the talks are going on, once we conclude we'll let you know.

Participant

<Speaker inaudible>

Amitabh

There is no timeframe, if we conclude tomorrow we will tell you tomorrow.

Mohandas Pai

Well, we are hiring from all over the country and we already have about 6800 offers out in the engineer colleges for this year and we going to increase the hiring to 25,000 including Progeon. We also hiring 300 young graduates from US universities who hopefully will come and join us sometime in August-September. They will undergo training at Mysore and they will be part of our global workforce. They will stay in India for a part of the time getting trained, understanding how we work, and we are going to get very-very bright young people from the US come and work with us. They are very excited. You might be aware that we hired 100 young people from China working with us for nine months in Mysore and then in Bangalore. They have gone back, a large number of them have joined us. We had 100 Thai students come and work with us and get trained. We had 100 students from Mauritius to come and get trained. We had 100 global interns, one of whom is here who came here and worked with us for sometime, and you know is part of a globalization process. So we are going to hire people from around the world and substantially from India.

Goutam Das

This is Goutam Das from DataQuest once again, question for Mohan again, will margins remain a concern for Infosys going ahead because of the rupees movement against dollar or it can be hedged successfully like you have done in the past two years?

Balakrishnan

Well the currency had been volatile all across the world, not only rupee-dollar, so our policy is to hedge for next three to six months. We will continue to do that, it is a challenge but we have to manage.

Shailendra

This is Shailendra from Reuters. Would you estimate how margins will move in the coming three quarters especially on the operating level because of the kind of volatility that we have seen in the rupee? You said you would hedge, but any chance that they would move higher or lower on the operation level?

Balakrishnan

See any 1% movement in rupee-dollar rate will have an impact of around 40-50 basis points on operating margins. But that can be hedged by taking either forward covers or options. We have around $100 million of forward cover as of March 31 st and we have around $210 million of option. We marked to market all of them as of March 31 st. We assume a flat rupee-dollar rate for our projections for next year, and we proactively hedge and manage that. It is very difficult to say how much it will impact the net margins, but operating level any 1% change will impact around 40-50 basis points.

Female Participant

Sir have your billing rates gone up, this is question specific to Progeon?

Amitabh

Yes, we are seeing, I mean, as we are offering more and more value added services like knowledge process outsourcing, as we are go into international centers like we have a setup in Berno, we plan to be in China by August of this year, we do except our billing rates to go up and revenue per capita productivity to go up. We obviously are always asked that question by Mr. Murthy, so we are looking at it very aggressively and also we want to move it up, but yes, the rates are going up, absolutely.

Balaji

Broadly, a couple of questions, that is, what was the unfinished task that you could have accomplished now that you will be laying down office officially, and then what is the road ahead for Infosys in the next five or ten years if not 25 years?

N. R. Narayana Murthy

You know this is not a project, this is a continuum, and as I told you earlier our desire is to become more and more respected. So as the industry evolves, as the society evolves, becoming more and more respectable also means we have to do newer and bigger things and better things. So in that sense I would say our beacon light is to become more and more respected. What that means, hiring better people, becoming more multi cultural, you know, having bigger revenues, bigger margins, making bigger difference to the society, all of that will continue. But as I said, in my view reaching the age of 25 is when you become a strong young person with confidence, with energy, enthusiasm, daring dream that you can conquer the world. 25 is a wonderful age, I am sure many of you are 25 years. So this is the time when you have to dream of bigger things in life and that is what Infosys is doing. The fact that we have reached the 25 years means that we have to be successful over the next 75 years, so that we can become 10 0, and also we need to do bigger challenges. There is no specific unfinished agenda here, but it is our eternal desire to become more and more respected.

Balaji

This is very general, specifically in terms of the profile of a company, it is a global company in a sense that you are offering the services. But in terms of holding, in terms of multi ethnic, multi-nationalities having, how do you expect to evolve in the next five to ten years?

N. R. Narayana Murthy

Let me say this that my desire was that Nandan should follow and so let us listen to his vision as to where he wants it to be, so that is a better way, instead of me saying something.

Participant

<Speaker inaudible>

N. R. Narayana Murthy

A company's vision is defined by the leader, so the leader is Nandan, so let him give out his vision which is the synthesis of the desire, the aspirations and hopes of all the 52000 people.

Nandan Nilekani

I think Balaji you have raised a very important point. I think our desire is to become a much more global company, our desire is to be a much more multinational company, our desire is to improve our diversity to be much more multi-ethnic multicultural in our composition, and I think we are taking a number of initiatives towards that, you know, increasingly we are doing hiring in the markets where we operate, we are hiding in China, we have an operation in Mauritius, we have a lot of local employees in Australia through our acquisition. We now have a program to hire 300 young college graduates out of colleges in the US and train them here and then make sure they are part of our global team. Infosys Consulting entirely consists of local hires in the markets where we operate. So I think increasingly you will find Infosys becoming much more diverse, much more multicultural, and having a strong presence, local presence in the markets where we operate, and I am hopeful that in the next few years you will see mo re and more, you are already seeing visible evidence of that, but in the next few years you will see more and more of that.

Balaji

Very conservative response, no, the point is if you go by the demand that the ADR, last ADR has elicited in terms of the appetite, would you go for further capital<word inaudible>, though you have very good reserves, the point of whole thing I am talking about the...

Nandan Nilekani

No, I think the shareholder base is already very very diverse, I mean, we have 14% of our outstanding stock in the form ADR, which are held by local US investors, and we have today 42% FII holding, and these FIIs are bluechip FIIs from across the world. So 42+14, you are saying about 56% of our outstanding shares are held by global investors, so I think in terms of our investor profile, in terms of our analyst following, in terms of the sort of global knowledge about Infosys in the investor community, I think it is already very multinational and very diverse.

Male participant

Question for Nandan, what kind of momentum is your Consulting business seeing vis-a-vis global players?

Kris Gopalakrishnan

Consulting has almost met its goals this year. We continue to add employees, so we are in the investment mode right now. We have about 180 employees in the Consulting group. Now if you take Consulting as a service, in many of a companies you also include package implementation as a consulting service, so if you do that our number of employees doing consulting in much, much larger, almost 2000+ people are doing consulting type of services. Our objective is that consulting acts as in some sense arrow head which we can use to look at large transformation projects, look at helping our clients achieve their strategic objectives using our leveraging technology.

Male participant

Is your infrastructure management services also growing accordingly, remote infrastructure management services?

Kris Gopalakrishnan

Infrastructure management service is about 4% of our business. It is giving us the revenues almost $85 million. Again, we have introduced that service into the market different from how it is being done today by leveraging the global delivery model. We are also not owning the assets, though assets are typically owned by the clients themselves, so we are providing the support of the infrastructure, management of the infrastructure, leveraging our centers in India and maybe in China, etc. in the future.

Male participant

Mr. Murthy, this question is specifically for you. Just wanted to hear from you on the reservations in IIMs that has been spoken about so much. You have already given you views after the meeting that recently happened at Ahmedabad, but if you could just use this opportunity also to address that particular issue?

N. R. Narayana Murthy

You know, there is no doubt at all that there has been social injustice for a majority of the country and that has to be set right, absolutely no doubt. We also have already reservation for SCs and STs, that again is a fact of life, but I believe expanding it is not the right solution because that raises many-many questions. Are you going to have reservation in armed forces then? #2, you know, at one level the basic problem in this country is at the primary and secondary school level. We have not been able to enroll sufficient number of students from the disadvantaged segment of the society. We have to make a strong effort in that, so that they are well enabled and they become competition worthy. I think the solution is to spend more money, more effort in making these people market worthy, competition worthy, and I have no doubt at all that we can do it as long as we all resolve to do it. So my view is that reservation is not the solution, making them market worthy, spending more money, spending more effo rt, taking it as a national mission is the way to move forward.

Female Speaker

We will take one last question.

Shailendra

Hi, this is Shailendra from Reuters. It is just 14 days in the quarter, I just wanted to know is there any trend that you see in pricing and billing rates when you compare them to the fourth quarter?

Balakrishnan

Well, only in 2001 the pricing went up every 14 days, not now. The pricing is stable.

Participant

<Speaker inaudible>

Nandan Nilekani

Well, I don't think it will be 23 days.

Participant

<Speaker inaudible>

Nandan Nilekani

As you know we have given guidance for the year, and our guidance for the year is $2.8 billion, so I think that's our guidance and...

Balaji

<Speaker inaudible>

No.. I can't comment on that at the moment Balaji. Whatever guidance we have given is our current best view of what is going to happen to our business this year.